Value Line Core Bond Fund

7 Times Square

New York, NY 10036

212-907-1850

September 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Value Line Core Bond Fund (the “Fund”)
SEC File Nos. 33-01575; 811-04471

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Fund pursuant to: (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 42 to the Fund’s registration statement on Form N-1A (the “Amendment”). The Amendment includes a Prospectus, Statement of Additional Information (“SAI”) and Part C. Please note that the Fund’s Prospectus and SAI are combined documents relating to shares of one other fund currently offered in the Value Line family of funds, and such fund is a separate registrant under the 1933 Act and 1940 Act and concurrently filing a separate post-effective amendment to its registration statement under paragraph (a) of Rule 485 containing the same Prospectus and SAI.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, which provides for an effective date 60 days from the date of the filing. However, the Fund intends to request acceleration of the effective date of the Amendment to the earliest possible date, as may be determined by the staff of the Securities and Exchange Commission (the “Commission”).

The Amendment is being filed for the purpose of disclosing to shareholders the unbundling of the Fund’s management fee to reflect amounts payable for administrative services separately from those payable for advisory services, with no change to the total amounts payable by the Fund. We hereby respectfully request on behalf of the Fund that the staff of the Commission apply the selective review process to the Amendment in accordance with Release No. 33-6510 (IC-13768). The disclosures regarding the Fund in the enclosed Prospectus and SAI are substantially the same as those previously reviewed and commented upon by the staff of the Commission in post-effective amendment No. 34 to the Fund’s registration statement on Form N-1A, filed with the Commission on February 28, 2014 (Accession no. 0001188112-14-000533), except for: (1) the addition of disclosures regarding this unbundling of the Fund’s management fee in the combined Prospectus and SAI; and (2) certain other non-material changes. There are no specific areas that, in the Fund’s view, warrant particular attention. Accordingly, the Fund respectfully submits that the staff of the Commission can focus its review on the disclosure changes reflecting the unbundling of the Fund’s management fees.

U.S. Securities and Exchange Commission

September 1, 2017

If you have any questions or comments concerning the Amendment, please contact Gretchen Passe Roin, Esq. or Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP at (617)-526-6787 and (617) 526-6440, respectively.

Very truly yours,

/s/ Peter D. Lowenstein

Peter D. Lowenstein, Esq.

Legal Counsel

cc:	Gretchen Passe Roin, Esq.
Leonard A. Pierce, Esq.